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AND EDGAR

January 8, 2013

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:	Global Eagle Acquisition Corp. Amended Preliminary Proxy Statement on Schedule 14A Filed December 19, 2012 File No. 001-35176

Dear Mr. Spirgel:

On behalf of Global Eagle Acquisition Corp. (the “Company” or “GEAC”), we submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by letter, dated December 28, 2012, relating to the Company’s Amended Preliminary Proxy Statement on Schedule 14A (File No. 001-35176) filed with the Commission on December 19, 2012.

The Company is concurrently filing via EDGAR an amended Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of the Amended Proxy marked to show changes from the version filed on December 19, 2012.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings assigned to such terms in the Amended Proxy.

General

1.	After December 31, 2012, please update all your non-financial information (e.g. executive compensation) for the year ended December 31, 2012.

Response: In response to the Staff’s comment, the Company has updated the non-financial information in the Amended Proxy for the year ended December 31, 2012.

Questions and Answers About the Proposals for Stockholders, page 8

2.	We note that as a result of the series of transactions being presented to GEAC shareholders, PAR and the founders could be in a position to take GEAC private due to the consolidation of voting power with PAR and the founders. Please include a separate Q&A confirming that the merger and the stock purchase agreement are not the first steps in a going private transaction for GEAC.

Response: In response to the Staff’s comment, the Company has included in the Amended Proxy a separate Q&A confirming that the Company does not intend for the Row 44 Merger and the AIA Stock Purchase to be the first steps in a “going-private” transaction, and clarifying that one of the primary purposes of the Business Combination is to provide Row 44 and AIA a platform to access the U.S. public markets.

3.	Add the initial public offering price per unit ($10) for comparative purposes to the answer to the question: “Do I have redemption rights?” We note your statement that you do not anticipate the account balance at the time of the business combination to be materially greater than the funds held in trust as of September 30, 2012. Also clarify that shares will only be redeemed if the business combination is consummated; otherwise, those who elected to redeem would only receive a portion of the trust account upon liquidation, which is likely to be less than they would have received if their shares would have been redeemed.

Response: In response to the Staff’s comment, the Company has added the initial public offering price per unit ($10) for comparative purposes to the answer to the question: “Do I have redemption rights?” With respect to the Staff’s requested clarification, the Company respectfully notes that, pursuant to the Company’s currently effective Amended and Restated Certificate of Incorporation, in the event that the Company is unable to complete the Business Combination by February 18, 2013, the Company will be required to redeem all of the public shares at a redemption price that is substantially the same as the redemption price applicable to the redemption rights exercisable in connection with the consummation of the Business Combination. The Company has also clarified that shares properly tendered for redemption will only be redeemed if the Business Combination is consummated, otherwise holders of such shares will only be entitled to a pro rata portion of the trust account in connection with the liquidation of the trust account.

In providing you these responses, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 212-547-5336 if you have any questions or require any additional information in connection with this letter or the Amended Proxy.

Sincerely,

/s/ Joel L. Rubinstein
Joel L. Rubinstein

JLR/es

cc: James A. Graf, Chief Financial Officer

Celeste M. Murphy, Legal Branch Chief

Brandon Hill, Attorney Adviser

Terry French, Accountant Branch Chief

Michael Henderson, Staff Accountant